                                    FORM 11-K

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

     (Mark One)

    (X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the fiscal year ended December 31, 1997

                                       or

    ( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the transition period from _______________ to _______________

    Commission file number 1-11720

                         ADVO, Inc. 401(k) Savings Plan
           -----------------------------------------------------------
                            (Full title of the plan)

                                   ADVO, Inc.
                                One Univac Lane,
                                  P.O. Box 755,
                             Windsor, CT 06095-0755
           -----------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                         ADVO, Inc. 401(k) Savings Plan

                                  Annual Report

                               Index to Form 11-K

                          Year Ended December 31, 1997

Report of Independent Auditors

Financial Statements:

         Statements of Assets Available for Plan Benefits as of
              December 31, 1997 and 1996

         Statements of Changes in Assets Available for Plan Benefits for the years ended December 31, 1997 and 1996

         Notes to Financial Statements

Supplemental Schedules:

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1997

Schedule II - Schedule of Reportable Transactions for the
         Year Ended December 31, 1997

Signature

Exhibit 23 - Consent of Ernst & Young LLP

                         Report of Independent Auditors

ADVO, Inc.
Associate Savings Committee

We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of changes in net assets available for plan benefits is presented for the purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/ Ernst & Young LLP

Hartford, Connecticut
June 23, 1998

                                   ADVO, Inc.
                               401(k) Savings Plan

                Statements of Assets Available for Plan Benefits



                                                                         December 31,
                                                               ---------------------------------
      Assets                                                       1997                 1996
                                                               ------------         ------------
      Investments at Fair Value:

      Collective Investment Fund:
         Income Accumulation Fund for Employee
                    Retirement Plans                            $ 6,940,321          $ 6,285,373
      Mutual Funds:
         Templeton Foreign Fund                                   2,008,135            1,473,633
         Money Market Fund-MasterWorks                            2,830,268            3,058,039
         S&P 500 Stock Fund-MasterWorks                          11,817,008            8,120,205

        ADVO Custom Funds:

         ADVO Fidelity Asset Manager Fund                         8,977,539            7,317,079
         ADVO Berger 100 Fund                                     1,507,607            1,328,697
         ADVO IDS New Dimensions Fund                            10,520,073            8,154,116
           ADVO Stock Fund                                        1,882,461            1,284,500
                                                               ------------         ------------

          Total Investments                                      46,483,412           37,021,642

      Participant Loans                                           1,524,512            1,492,129

      Receivables:

         Employees' Contributions                                   126,566              143,455
   Employer's Contributions                                          97,320              107,509
                                                               ------------         ------------

         Total Receivables                                          223,886              250,964


      Assets Available for Plan Benefits                        $48,231,810         $ 38,764,735
                                                               ------------         ------------
                                                               ------------         ------------



                 See accompanying notes to financial statements.

                                   ADVO, Inc.

           Statements of Changes in Assets Available for Plan Benefits

                          Year Ended December 31, 1997


                                                                     Fund Information
                                  -------------------------------------------------------------------------------------
                                     Income       Templeton      Money        S&P 500      ADVO Fidelity      ADVO
                                  Accumulation    Foreign     Market Fund   Stock Fund     Asset Manager   Berger 100
                                     Fund           Fund      MasterWorks   MasterWorks        Fund           Fund
                                  -----------    ----------   -----------  ------------     -----------   -------------
Addition to assets attributed to:

Investment income:

Net realized and unrealized                       ($115,766)
 (depreciation) appreciation                                                $ 2,378,665     $ 1,554,787       $ 158,786
 in fair value of investments

Interest                             $387,925

Dividends                                           223,567     $ 151,472       409,712


Contributions:

   Employee                           418,670       236,173       236,045       743,133         530,708         172,290

   Employer                           347,176       173,976       195,642       569,450         420,623         134,913

   Participant rollover                70,943        47,643            68        22,976          57,255           8,410
                                  -----------    ----------   -----------  ------------     -----------   -------------

Total additions                     1,224,714       565,593       583,227     4,123,936       2,563,373         474,399
                                  -----------    ----------   -----------  ------------     -----------   -------------

Benefit payments                      950,875        92,352       420,302       744,785         754,934          98,811

Interfund transfers                   388,029        59,399     (396,164)       318,377       (160,330)       (201,318)
                                  -----------    ----------   -----------  ------------     -----------   -------------

Net increase (decrease) in
assets available for plan benefits    661,868       532,640     (233,239)     3,697,528       1,648,109         174,270

Assets available for plan
benefits:

   Beginning of the year            6,324,526      1,490,659     3,079,282     8,169,157       7,363,104       1,344,858
                                   -----------    ----------   -----------  ------------     -----------   -------------


     End of year                   $6,986,394     $2,023,299   $ 2,846,043  $ 11,866,685     $ 9,011,213   $   1,519,128
                                   -----------    ----------   -----------  ------------     -----------   -------------
                                   -----------    ----------   -----------  ------------     -----------   -------------



                                                         Fund Information
                                    -----------------------------------------------------------
                                    ADVO IDS New      ADVO
                                     Dimensions       Stock          Loan            TOTAL
                                        Fund          Fund           Fund
                                    ------------     ----------     ----------      -----------
Addition to assets attributed to:

Investment income:

Net realized and unrealized
 (depreciation) appreciation          $1,987,067       $499,245                     $ 6,462,784
 in fair value of investments

Interest                                                              $139,857          527,782

Dividends                                                                               784,751


Contributions:

   Employee                              690,416        144,238                       3,171,673

   Employer                              530,302        115,396                       2,487,478

   Participant rollover                   54,416         36,620                         298,331
                                    ------------     ----------     ----------      -----------

Total additions                        3,262,201        795,499        139,857        13,732,799
                                    ------------     ----------     ----------      -----------

Benefit payments                         735,878        214,657        253,130        4,265,724

Interfund transfers                    (168,675)         15,027        145,655            --
                                    ------------     ----------     ----------      -----------

Net increase (decrease) in
assets available for plan benefits     2,357,648        595,869         32,382        9,467,075

Assets available for plan
benefits:
   Beginning of the year               8,206,513      1,294,507      1,492,129       38,764,735
                                    ------------     ----------     ----------      -----------
     End of year                    $ 10,564,161     $1,890,376     $1,524,511      $48,231,810
                                    ------------     ----------     ----------      -----------
                                    ------------     ----------     ----------      -----------




                 See accompanying notes to financial statements

                                   ADVO, Inc.
                               401(k) Savings Plan
           Statements of Changes in Assets Available for Plan Benefits
                          Year Ended December 31, 1996

                                                                     Fund Information
                                    ---------------------------------------------------------------------------------------
                                       Income      Templeton     Money Market      S&P 500       ADVO Fidelity      ADVO
                                    Accumulation    Foreign          Fund        Stock Fund      Asset Manager   Berger 100
                                        Fund          Fund        MasterWorks    MasterWorks         Fund           Fund
                                    ------------  ------------   ------------   ------------     ------------  ------------
Addition to assets attributed to:

Investment income:

Net realized and unrealized
  appreciation  (depreciation)                      $ 137,074                   $ 1,204,950        $ 824,973     $ 140,772
  in fair value of investments


Interest                                $348,368

Dividends                                              60,237      $ 144,736        265,839

Contributions:

   Employee                              497,521      191,837        287,018        684,629          697,439       180,370

   Employer                              415,439      142,404        238,661        530,855          544,212       137,067

   Participant rollover                    2,886        2,329          2,345          5,925          135,144        4,968
                                    ------------  ------------   ------------   ------------     ------------  ------------

Total additions                        1,264,214      533,881        672,760      2,692,198        2,201,768       463,177
                                    ------------  ------------   ------------   ------------     ------------  ------------

Benefit payments                         896,235      178,994        602,050        856,891        1,470,070       245,715


Interfund transfers                    (442,371)      442,423      (260,942)        227,526        (381,029)       235,545
                                    ------------  ------------   ------------   ------------     ------------  ------------

Net (decrease) increase in
assets available for plan benefits      (74,392)      797,310      (190,232)      2,062,833          350,669       453,007

Assets available for plan
benefits:

   Beginning of the year               6,398,918      693,349      3,269,514      6,106,324        7,012,435       891,851
                                    ------------  ------------   ------------   ------------     ------------  ------------
     End of year                     $6,324,526    $1,490,659     $3,079,282     $8,169,157       $7,363,104    $1,344,858
                                    ------------  ------------   ------------   ------------     ------------  ------------
                                    ------------  ------------   ------------   ------------     ------------  ------------




                                        ADVO IDS New     ADVO
                                         Dimensions     Stock        Loan          TOTAL
                                            Fund         Fund        Fund
                                        ------------ ------------ ------------  -------------
Addition to assets attributed to:

 Investment income:

 Net realized and unrealized
  appreciation  (depreciation)           $1,598,988   $  (55,919)                $ 3,850,838
  in fair value of investments


Interest                                                           $  137,811        486,179

Dividends                                                                            470,812

Contributions:

   Employee                                 706,244      141,462                   3,386,520

   Employer                                 543,114      115,355                   2,667,107

   Participant rollover                       9,043          235                     162,875
                                        ------------ ------------ ------------  -------------

Total additions                           2,857,389      201,133      137,811     11,024,331
                                        ------------ ------------ ------------  -------------

Benefit payments                          1,216,409      181,969      242,370      5,890,703


Interfund transfers                         118,162     (172,041)     232,727        --
                                        ------------ ------------ ------------  -------------

Net (decrease) increase in
assets available for plan benefits        1,759,142     (152,877)     128,168      5,133,628

Assets available for plan
benefits:

   Beginning of the year                  6,447,371    1,447,384    1,363,961     33,631,107
                                      ------------ ------------ ------------  -------------
     End of year                         $8,206,513   $1,294,507   $1,492,129    $38,764,735
                                        ------------ ------------ ------------  -------------
                                        ------------ ------------ ------------  -------------


                 See accompanying notes to financial statements

                                                                      Schedule I

                                   ADVO, Inc.
                               401(k) Savings Plan

                          Notes to Financial Statements
                                December 31, 1997

A.   Description of the Plan

The following description of the ADVO, Inc. (the "Company") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time exempt and non-exempt salaried employees ("participants") of the Company who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA).

Contributions

The Company matched a participant's pay deferral contributions in accordance with the following schedule during 1997 and 1996:


                              Employee          Company matching
                              percentage of     contribution
                              compensation      as a percentage of
                              deferred          compensation

                               1%                       1%
                               2%                       2%
                               3%                       3%
                               4%                       4%
                               5%                       5%
                               6% - 10%                 6%


Participants may contribute up to 10 percent of their annual compensation on a pretax basis.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Investment options

Upon enrollment in the Plan, a participant may direct both the participant's and Company's matching contributions in several investment vehicles. The various investment vehicles a participant may elect as of December 31, 1997 are:

      * The Income Accumulation Fund for Employee Retirement Plans (" Income Accumulation Fund") is a collective investment fund which invests in guaranteed investment contracts, short-term fixed income securities and money market instruments.

      * The Templeton Foreign Fund is a registered mutual fund which invests in stocks and debt obligations of companies and governments outside the United States.

                                   ADVO, Inc.
                               401(k) Savings Plan

                          Notes to Financial Statements
                                December 31, 1997

A.    Description of Plan (cont.)

      * The Money Market Fund-MasterWorks is a registered mutual fund comprised of instruments with maturities of less than one year, including commercial paper, corporate notes and other high quality short-term instruments.

      * The S&P 500 Stock Fund-MasterWorks is a registered mutual fund comprised of stock in S&P 500 companies.

      * The ADVO Fidelity Asset Manager Fund allocates its assets across domestic and foreign stocks, bonds, and short term instruments and also includes money market instruments which serve as overnight sweep investments.

      * The ADVO Berger 100 Fund invests primarily in domestic and foreign stocks of established companies and also includes money market instruments which serve as overnight sweep investments.

      * The ADVO IDS New Dimensions Fund is a growth fund comprised primarily of common stocks in U.S. and foreign companies showing potential for significant growth and also includes money market instruments which serve as overnight sweep investments.

      * The ADVO Stock Fund, consists primarily of ADVO, Inc common stock and also includes money market instruments which serve as overnight sweep investments.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.

Loans

Participants may borrow funds subject to certain restrictions and the consent of the Associate Savings Committee.

Expenses of the Plan

All costs and expenses of operation and administration of the Plan are paid by the Company.

ADVO Custom Funds

Employer custom funds include the following: ADVO Fidelity Asset Manager Fund, ADVO Berger 100 Fund, ADVO IDS New Dimensions Fund and ADVO Stock Fund. Custom funds are unregistered custom separate accounts created for the Plan and maintained by the Trustee. Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute towards differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

                                    ADVO, Inc
                               401(k) Savings Plan

                          Notes to Financial Statements
                                December 31, 1997

B.    Summary of Accounting Policies

Valuation of Investments

The fair value of investments in Mutual Funds is based on the quoted market prices of the shares held in these funds at year end.

The fair value of investments in the Collective Investment Fund and the ADVO Custom Funds is based on the net asset value ("NAV") of participation units held by the Plan at year end. These NAV's are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

C.    Investments

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets are separately identified.

                                                                               December 31,
                                                                  --------------------------------------
                                                                         1997                  1996
                                                                  ----------------       ---------------
       Collective Investment Fund:
       Income Accumulation Fund for Employee Retirement Plans        $ 6,940,321           $ 6,285,373

       Mutual Funds
       Templeton Foreign Fund                                          2,008,135             1,473,633
       Money Market Fund-MasterWorks                                   2,830,268             3,058,039
       S&P 500 Stock Fund-MasterWorks                                 11,817,008             8,120,205

       ADVO Custom Funds:
       ADVO Fidelity Asset Manager Fund                                8,977,539             7,317,079
       ADVO Berger 100 Fund                                            1,507,607             1,328,697
       ADVO IDS New Dimensions Fund                                   10,520,073             8,154,116
       ADVO Stock Fund                                                 1,882,461             1,284,500
                                                                  ----------------       ---------------

           TOTAL                                                     $46,483,412           $37,021,642
                                                                  ----------------       ---------------
                                                                  ----------------       ---------------

                                    ADVO, Inc
                               401(k) Savings Plan

                          Notes to Financial Statements
                                December 31, 1997

D.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for plan benefits per the financial statements to the Plan's Form 5500:


                                               December 31,
                                     -----------------------------
                                         1997             1996
                                     -------------   -------------
Assets available for plan benefits
 per the financial statements         $48,231,810     $38,764,735
Amounts allocated to withdrawn
 participants                             (95,083)       (212,566)
                                     -------------   -------------
Assets available for plan benefits
 per the Form 5500                    $48,136,727     $38,552,169
                                     -------------   -------------
                                     -------------   -------------



The following is a reconciliation of benefit payments per the financial statements to the Plan's Form 5500:


                                                  Year Ended December 31,
                                           ------------------------------------
                                                1997                  1996
                                           --------------         -------------
Benefit payments per
 the financial statements                $    4,265,724         $   5,890,703
Add: Current year amounts allocated
to withdrawn participants                        95,083               212,566
Less: Prior year amounts allocated
 to withdrawn participants                     (212,566)              (49,183)
                                           --------------         -------------
Benefits paid to participants per
 the Form 5500                             $  4,148,241         $   6,054,086
                                           --------------         -------------
                                           --------------         -------------

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

E.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

F.    Income Tax Status

The Plan is qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes based on a favorable determination letter from the Internal Revenue Service dated August 23, 1995.

                                    ADVO, Inc
                               401(k) Savings Plan

                          Notes to Financial Statements
                                December 31, 1997

The Plan is required to operate in conformity with the IRC to maintain its qualification. The Associate Savings Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

G.    Asset Value Per Fund Unit

The number of units, and the asset value per unit, in the Plan's investments at December 31, 1997 and 1996 are as follows:


                                              1997                                     1996
                                   -----------------------------          ------------------------------
                                     Asset              Number              Asset             Number
                                     Value              of                  Value             of
                                     Per Unit           Units               Per Unit          Units
                                   ------------      -----------          ------------      ------------
Income Accumulation Fund               $13.95          497,379               $ 13.14           478,317
Templeton Foreign Fund                   9.95          201,823                 10.36           142,243
Money Market Fund- MasterWorks           1.00        2,830,268                  1.00         3,058,039
S&P 500 Stock Fund - MasterWorks        20.39          579,549                 15.91           510,384
ADVO Fidelity Asset Manager Fund        16.10          557,611                 13.25           552,232
ADVO Berger 100 Fund                    15.60           96,642                 13.84            96,004
ADVO IDS New Dimensions Fund            22.78          461,812                 18.41           442,918
ADVO Stock Fund                         15.97          117,875                 11.57           111,020



H.    Other  Events

Effective August 27, 1997, Merrill Lynch acquired the MasterWorks division of Barclays Global Investors, the Plan's trustee. Barclays Global Investors continued as the plan's trustee throughout the year ended December 31, 1997.

The Money Market Fund - Stagecoach and S&P 500 Stock Fund - Stagecoach changed name effective March 15, 1996 to Money Market Fund - MasterWorks and S&P 500 Stock Fund - MasterWorks, respectively.

               S U P P L E M E N T A L     S C H E D U L E S

                                                                    Schedule I

                                   ADVO, Inc.
                               401(k) Savings Plan

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1997


                                           Description of Investment,
Identity of Issue, Borrower, Lessor     Including Maturity Date, Rate of
         or Similar Party                 Interest, Par or Maturity Value                Cost          Current Value
-----------------------------------     ---------------------------------            ------------      --------------
Collective Investment Fund:
    Income Accumulation Fund                     497,379 units                       $ 6,940,321        $ 6,940,321

Mutual Funds:
   Templeton Foreign Fund                        201,823 units                         2,135,924          2,008,135
   Money Market Fund-MasterWorks               2,830,268 units                         2,830,268          2,830,268
   S&P 500 Stock Fund-MasterWorks                579,549 units                         9,599,456         11,817,008

ADVO Custom Funds:
   ADVO Fidelity Asset Manager Fund:
       Cash                                      --                                       26,438             26,438
       Money Market Fund for Employee
             Defined Contribution Plans          45,053 shares                            45,053             45,053
       Fidelity Asset Manager                   485,343 shares                         7,469,267          8,906,048
                                                                                     -----------       ------------
                                                                                       7,540,758          8,977,539
   ADVO Berger 100 Fund:
       Cash                                      --                                        5,250              5,250
       Money Market Fund for Employee
             Defined Contribution Plans          11,342 shares                            11,342             11,342
       Berger 100                               110,856 shares                         1,840,743          1,491,015
                                                                                     -----------       ------------
                                                                                       1,857,335          1,507,607
   ADVO IDS New Dimensions Fund:
       Cash                                       --                                      35,067             35,067
       Money Market Fund for Employee
          Defined Contribution Plans             55,505 shares                            55,505             55,505
       IDS New Dimensions                       437,112 shares                         7,643,610         10,429,501
                                                                                     -----------       ------------
                                                                                       7,734,182         10,520,073
   ADVO Stock Fund:
       Cash                                      --                                       10,094             10,094
       Money Market Fund for Employee
           Defined Contribution Plans            19,165 shares                            19,165             19,165
        ADVO, Inc. (Common Stock)                95,036 shares                         1,512,170          1,853,202
                                                                                     -----------       ------------
                                                                                       1,541,429          1,882,461

Participant Loans                                 7-10%                                   --              1,524,512
                                                                                     -----------       ------------

    TOTAL                                                                            $40,179,673        $48,007,924
                                                                                     -----------       ------------
                                                                                     -----------       ------------


                                                                     Schedule II

                                   ADVO, Inc.
                               401(k) Savings Plan

                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997

Category (iii) -- Series Transactions in excess of 5% of plan assets

                                                                                                           Current
                                                                               Expenses                    Value of
                                                                               Incurred                    Asset on         Net
Identity of          Description       Purchase       Selling      Lease         with         Cost of     Transaction       Gain
Party Involved        of Assets         Price          Price       Rental     Transaction      Asset          Date         (Loss)
--------------       -----------       --------       -------      ------     -----------     -------     -----------      ------
Collective           Income
Investment Fund -    Accumulation
Wells Fargo          Fund              1,869,066                                             1,869,066     1,869,066
Bank

"         "          "         "                     1,601,962                               1,601,962     1,601,962

Mutual Funds -       S&P 500
Wells Fargo          Stock Fund-
Bank                 MasterWorks       2,419,316                                             2,419,316     2,419,316

"         "          "         "                     1,101,179                                 712,592     1,101,179       388,587

ADVO Fidelity        Money Market
Asset Manager        Fund for
Fund                 Defined
                     Contr.Plans       2,279,969                                             2,279,969     2,279,969

"         "          "         "                     2,273,967                               2,273,967     2,273,967

"         "          Fidelity Asset    2,041,898                                             2,041,898     2,041,898
                     Manager

"         "          "         "                     1,211,275                               1,012,495     1,211,275       198,780
ADVO IDS             Money Market
New Dimensions       Fund for
Fund                 Defined
                     Contr.Plans       2,670,607                                             2,670,607     2,670,607

"         "          "         "                     2,659,198                               2,659,198     2,659,198

"         "          IDS New           2,899,262                                             2,899,262     2,899,262
                     Dimensions

"         "          "         "                     1,497,452                               1,030,599     1,497,452       466,853





There were no category (i), (ii) or (iv) reportable transactions during 1997.

 Note: Fair value at the transaction date is equivalent to the purchase cost or selling price.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc, Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               ADVO, Inc.
                               401(k) Savings Plan

Date: June 26, 1998            By:  /s/ WILLIAM E. CROWLEY
      -------------               ------------------------
                                      William E. Crowley

                                      Committee Secretary
                                      ADVO, Inc. Associate Savings Committee